August 28, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3030

Washington, DC  20549

Attn:  Jeffrey Riedler

Re:   Baywood International, Inc.

Preliminary Information Statement filed August 7, 2009

         File No. 000-22024

Dear Mr. Riedler:

I am securities counsel for Baywood International, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, an amendment to the Preliminary Information Statement, File No. 000-22024, together with certain appendices thereto (the “Information Statement”).

The Information Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated August 12, 2009.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the responses corresponds to the numbering of the comments in the letter from the Staff.

General

Comment 1.

Please expand the information provided to include historical and pro forma financial statements.

Response 1.

The Company respectfully does not agree with the Staff’s conclusion that historical and pro forma financial statements are required to be included in the Information Statement as it has been unable to locate any rule that requires such financials to be included. While it would be lengthy to include a full analysis of all of the rules that do not apply regarding the inclusion of financials in the Information Statement, the Company has included an analysis of the rules that might have been misread by the Staff in its comment that financials be included.

If the Company considers the current transaction as “a sale or other transfer of all or any substantial part of assets” of the Company, Item 14 of Schedule 14A (“Item 14”) would be applicable.  As stated in Item 14:

“2. (a) In transactions in which the consideration offered to security holders consists wholly of cash, the information required by paragraph (c)(1) of this Item for the acquiring company need not be provided unless the information is material to an informed voting decision ( e.g., the security holders of the target company are voting and financing is not assured).

(b) Additionally, if only the security holders of the target company are voting:

i. The financial information in paragraphs (b)(8)–(11) of this Item for the acquiring company and the target need not be provided; and

ii. The information in paragraph (c)(2) of this Item for the target company need not be provided.

If, however, the transaction is a going-private transaction (as defined by §240.13e–3), then the information required by paragraph (c)(2) of this Item must be provided and to the extent that the going-private rules require the information specified in paragraph (b)(8)–(b)(11) of this Item, that information must be provided as well.”

In the current transaction, the shareholders of the acquiring company are not voting on this transaction.  The Company is not going private but continuing on in its remaining operations.  The security holders of the Company are not receiving any compensation. The Company is receiving the consideration as described in the Information Statement. The purchase price of the proposed asset sale is to be paid entirely in cash and there are no contingencies including potential lack of financing.

The financial statements of the acquiring company would not be material to an informed voting decision because the Company’s security holders acted by written consent on August 6, 2009 to approve the proposed transaction prior to the filing of the Information Statement.  Therefore, pursuant to Instruction 2(a) of Item 14, the financial information required by paragraph (c)(1) of Item 14 is not required.  Additionally, pursuant to Instruction 2(b) to Item 14, the financial information required in paragraphs (b)(8)–(11) and (c)(2) of Item 14 are not required because only the security holders of the target company were required to approve the transaction.  Finally, this is not a going-private transaction and thus the financial statements required by the foregoing paragraphs would not apply.

Alternatively, if the Company considers the current transaction to be one where “action is to be taken with respect to the acquisition or disposition of any property,” as set forth in Item 15 to Schedule 14A, there is no requirement that the Company provide historical or pro forma financial information.

Comment 2.

Please include a detailed discussion of the specific use of the proceeds you will receive from the sale.

Response 2.

The Company has complied with the Staff’s comment.

Comment 3.

Please include a discussion of your operations subsequent to the sale including:

•

The nature of your continuing business operations;

•

Staffing, distribution, and manufacturing requirements; and

•

Management.

Response 3.

The Company has complied with the Staff’s comment.

Comment 4.

If applicable, please include a discussion of any material conflicts of interest that exist relative to the sale, use of proceeds, loan repayments, and continuing operations.

Response 4.

The Company has complied with the Staff’s comment.

Recommendation of the Board of Directors, page 5

Comment 5.

We note your reference to the many factors considered by the Board.  Please expand the discussion to include a specific discussion of each of the material factors, both positive and negative, considered by the Board.

Response 5.

The Company has complied with the Staff’s comment.

Comment 6.

To the extent practicable, please quantify the factors the Board considered.  In this regard, we note the Board considered “the value that shareholders would realize in the Agreement and the Asset Sale compared to the value likely to be realized by our stockholders in the event we did not enter into the foregoing transaction.

Response 6.

The Company has complied with the Staff’s comment.

Comment 7.

Please expand the discussion to provide more specific information relative to the "new strategic direction” you intend to pursue with respect to your beverage brands and how this new direction differs from your activities prior to the sale.

Response 7.

The Company has complied with the Staff’s comment.

Article III, Conditions to Closing

Comment 8.

We note section 3.1(i)(vi) required you to provide Nutra, Inc. with a fairness opinion "issued by a qualified firm that the purchase price and other terms and conditions of this agreement are fair to the shareholders of Sellers [ Nutritional Specialties Inc. and Baywood International, Inc.] from a financial point of view...” Please expand the discussion in the information statement to include a discussion of this fairness opinion and include the fairness opinion as an exhibit to the information statement. We may have additional comments.

Response 8.

Item 14(b)(6) of Schedule 14A states that:

“If a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and is referred to in the proxy statement, furnish the information required by Item 1015(b) of Regulation M-A (§229.1015 of this chapter).”

In the current transaction, as of August 7, 2009, the date of the filing of the Information Statement, the Company had not received a report, opinion or appraisal materially relating to the transaction from an outside party.  Although Section 3.1(i)(vi) of the Asset Purchase Agreement required the Company to provide Nutra, Inc. with a fairness opinion, this condition to closing was verbally waived by Nutra, Inc. for an additional 15 business days following the August 7, 2009 deadline set forth in the Asset Purchase Agreement.  On August 18, 2009, the Company received a fairness opinion from Lyndon Group LLC that is summarized in the Information Statement and included as Appendix B to the Information Statement.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

                                                                              /s/  Amy M. Trombly

Counsel to Baywood International, Inc.